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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IXI Mobile, Inc.
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
466026 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466026 10 1	Page	2	of	10

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

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CUSIP No.	466026 10 1	Page	3	of	10

1	NAMES OF REPORTING PERSONS Southpoint GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

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CUSIP No.	466026 10 1	Page	4	of	10

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

4 of 10

CUSIP No.	466026 10 1	Page	5	of	10

1	NAMES OF REPORTING PERSONS Southpoint GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

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CUSIP No.	466026 10 1	Page	6	of	10

1	NAMES OF REPORTING PERSONS Robert W. Butts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

6 of 10

CUSIP No.	466026 10 1	Page	7	of	10

1	NAMES OF REPORTING PERSONS John S. Clark II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

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SCHEDULE 13G/A
This Amendment No. 3 to Schedule 13G (the “Amendment”) is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. This Amendment relates to shares of Common Stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund, the Qualified Fund and the Master Fund.

Item 1(a)	Name of Issuer.

No Change

Item 1(b)	Address of Issuer’s Principal Executive Offices.

P.O. Box 2543, 17 Hatidhar St.,
Ra’anana, Israel 43665

Item 2(a)	Name of Person Filing.

No Change

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

No Change

Item 2(c)	Citizenship or Place of Organization.

No Change

Item 2(d)	Title of Class of Securities.

No Change

Item 2(e)	CUSIP Number.

No Change

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

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Item 4	Ownership.
(a)
Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II are no longer the beneficial owners of any shares of Common Stock of the Issuer, and also no longer own any securities that are convertible into Common Stock of the Issuer, which includes convertible notes and warrants convertible into Common Stock. This Amendment is an exit filing for each of Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

(b)	0%

(c)
Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II no longer have any sole or shared power to vote or dispose of any shares of Common Stock, and also no longer have any sole or shared power to vote or dispose of any securities that are convertible into Common Stock of the Issuer, which includes convertible notes and warrants convertible into Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Reporting Persons have ceased to be the beneficial owners of greater than five percent of the class of securities [X]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated January 16, 2009, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 162009

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC
its general partner

	By:	/s/ ROBERT W. BUTTS

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC
its general partner

	By:	/s/ ROBERT W. BUTTS

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ ROBERT W. BUTTS

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ ROBERT W. BUTTS

Name:	Robert W. Butts
Title:	Manager

/s/ ROBERT W. BUTTS

Robert W. Butts

/s/ JOHN S. CLARK II

John S. Clark II

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